April 27, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manatron, Inc.
Registration Statement on Form S-3/A (File No. 333-139280)
Request for Accelerated Effectiveness

Dear Ladies and Gentlemen:

                    On December 12, 2006, Manatron, Inc. (the "Company") filed a Form S-3 Registration Statement (No. 333-139280) with the Securities and Exchange Commission ("Commission"). Subsequently, on February 26, 2007 and April 20, 2007 the Company filed amendments to its Form S-3 Registration Statement with the Commission.

                    The Company respectfully requests that its Registration Statement on Form S-3, as amended become effective on May 2, 2007, or as soon thereafter as possible.

                    The Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    If you have any questions, please contact Stephen C. Waterbury at (616) 752-2137.

Very truly yours,

MANATRON, INC.

By	/s/ Paul R. Sylvester
Paul R. Sylvester Chief Executive Officer and Co-Chairman